PELLEGRINO, LLC

303 West Lancaster Avenue, Suite 302 ■ Wayne, PA 19087

TEL (856) 292-8331 ■ FAX (856) 504-0202

mp@pell-law.com ■ www.pell-law.com

Michael T. Pellegrino

Attorney at Law

Admitted in Pennsylvania

& New Jersey

December 7, 2021

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust (the “Trust”)

Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Return on Character ETF

Dear Ms. White:

This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on November 30, 2021 with respect to the Amendment relating to the registration of shares of the Return on Character ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

Comment 1.	Please add the Fund’s ticker symbol to the prospectus (and to the SAI). Please associate the ticker symbol to the Fund’s EDGAR class identifier.

Response:	The Trust hereby confirms that the Fund ticker symbol will be added to the prospectus and SAI, and that the Fund’s ticker symbol will be associated with the Fund’s EDGAR class identifier. The Trust also notes that the Fund’s ticker symbol was changed to CHAR.

Comment 2.	Please correct each reference to the name of the Fund to be consistent with the cover page.

Response:	The requested changes have been made.

Ms. White

December 7, 2021

Comment 3.	Under the heading entitled “Integrity Scoring”:

a.	Revise here and in greater detail under Item 9 to discuss the proprietary tools used to develop Integrity Scores. It is unclear what communications you analyze, how you analyze them and against what baselines. For example, do you have an algorithm that searches for certain complex terms, sentence structures, or word counts? Do you adjust for term in office or business complexity? What is the cutoff for excluding a company?

Response:	The prospectus has been revised accordingly with the language below:

The Sub-Adviser begins by analyzing an initial universe of companies that includes approximately the largest 1,000 U.S. companies (as measured by market capitalization). The Sub-Adviser assigns each company a score based on each CEO’s perceived integrity (the “Integrity Score”). The Sub-Adviser derives Integrity Scores by assessing shareholder letters and management discussion and analysis sections from public shareholder reports (“Disclosure Materials”). The Sub-Adviser analyzes the Disclosure Materials using proprietary algorithms, which assess, among other factors, syntax, word counts, and grammar patterns. The Sub-Adviser then aggregates the analysis to identify Disclosure Materials with higher levels of transparency based on the analysis above. The Sub-Adviser believes greater levels of transparency in shareholder communications is generally commensurate with higher CEO character and integrity. The Sub-Adviser then ranks the companies based on the proprietary analysis to identify the companies with the greatest potential for high CEO character. In general, the highest scoring 150-250 names will be selected during this process.

The proprietary algorithms assess each company using a disciplined, standardized approach, and are not adjusted based on any company specific factors (e.g., CEO tenure or business complexity). Companies are included for further consideration only if the analysis of Disclosure Materials have statistically significant results (i.e., the results are not explainable by chance alone) results.

b.	Please advise us whether you have assessed and validated the Integrity Score against corporate scandals (involving CEO or otherwise) and returns. Tell us what you’ve done and what the data showed generally. If you haven’t done an assessment, please ensure your disclosure reflects that.

Response:	The Integrity Score has not been validated against corporate scandals and returns. The Prospectus has been revised accordingly.

c.	Please consider revising your risk disclosure to address the possibility that your investment model could be compromised by, for example, others who help CEOs draft language to be used in public filings; CEOs who are not native English language speakers; and non-CEO level employees who engage in misconduct that can be detrimental to the corporation.

Response:	The risk disclosures have been modified accordingly.

Ms. White

December 7, 2021

Comment 4.	In the paragraph under the heading “Supplemental Assessments,” it is noted that “behavioral assessments” are performed when relevant information is made available to the Sub-Adviser. What do you mean by “behavioral assessments are performed when relevant information is made available”? Is this a part of the principal strategy or not? Do you do it for most investments or not?

Response:	The Sub-Adviser will use behavioral assessments when individuals with reasonable work or personal experience with CEOs make themselves available for a behavioral assessment interview or other third-party sources present similar information (e.g., a CEO biography is available) that the Sub-Adviser can analyze. Specifically, the Sub-Adviser will use these additional datapoints to qualitatively infer the character of the CEO in question.

In the Sub-Adviser’s view, behavioral assessment data helps to cross validate the principal investment strategy. Nevertheless, most companies will not receive behavioral assessments due to the difficulty of procuring such interviews and data. Currently, the Sub-Adviser estimates approximately 10% of the companies receiving high integrity scores will receive behavioral assessments. Conversely, all companies will receive controversy assessments (and scores), which is the other analysis within “Supplemental Assessments.”

The prospectus has been revised to clarify the foregoing.

Comment 5.	Under the heading “Behavioral Assessment,” it is noted that the Sub-Adviser seeks to conduct direct, behavioral interviews. Given that the Fund’s initial size may be limited and the fact that the Sub-Adviser is newly formed and with only one employee, what is the basis for your belief that the Sub-Adviser will have access to the CEO and others necessary to conduct a behavioral assessment?

Response:	The Sub-Adviser notes that the research process does not include direct CEO interviews. Rather, as noted above, it includes interviews of individuals with reasonable work or personal experience with CEOs. The Sub-Adviser’s principal has substantial experience conducting these interviews (and has conducted such interviews since 2001).

Prospectus risk disclosure has been added to clarify further that access to CEOs and relevant individuals will be limited, thereby limiting the potential benefits of behavioral assessment scoring to a small subset of companies.

Comment 6.	Under the heading “Composite Character Scoring,” please clarify how the Sub-Adviser combines the integrity scoring with the supplemental assessments. For example, are they each scored between 0-100 and then averaged?

Response:	The prospectus has been revised to reflect the following explanation:

The Sub-Adviser uses a complex statistical analysis methodology to weight each CEO’s Integrity Scoring and Supplemental Assessment score. Using that statistical methodology, each CEO from the initial universe is assigned a Composite Character Score.

Ms. White

December 7, 2021

Comment 7.	The Models and Data risk disclosure notes that data and information is supplied by third parties. Please tell us who pays for the data used by the model. If the Fund pays – consider whether the potential for increased data costs should be referenced here.

Response:	The Sub-Adviser pays for the data and information supplied by third parties.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.	With respect to the Fund’s fundamental investment restriction regarding concentration, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:	The Trust acknowledges the comment. Further, the Trust is aware of Staff guidance on this topic, which the Trust understands to be that for purposes of industry concentration: 1) a fund should look through to the positions of an affiliated fund and count investments by underlying affiliated funds to monitor its industry concentration policy, and 2) a fund should also look through to unaffiliated funds that have adopted a policy to concentrate their investments. Given Staff guidance, for purposes of calculating industry concentration where the Fund invests in unaffiliated ETFs, the Fund will include the industry only of those ETFs that concentrate in an industry as part of their investment strategy. The Fund will not include the industry assigned to non-concentrated unaffiliated ETFs for purposes of this calculation. Further, if the Fund invests in an affiliated ETF, the Fund will look through to the positions of the affiliated ETF to monitor and count investments held by such underlying affiliated ETF, to monitor the Fund’s industry concentration policy.

The SAI has been revised accordingly.

Comment 9.	With respect to the Fund’s acceptance of orders for Creation Units, please delete or supplementally explain the legal basis for the statement that “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect to the Fund if ... acceptance of the Fund Deposit would, otherwise, in the discretion of the Trust, the Fund or the Adviser, have an adverse effect on the Trust, the Fund or the rights of beneficial owners...”. In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). The disclosure in question is sufficiently broad to run counter to the Commission’s position.

Additionally, the staff would like to better understand the circumstances surrounding the provision that would allow for the suspension of creations in circumstances (ii) and (iv). Please provide an additional explanation of these items.

Ms. White

December 7, 2021

Response:	In light of Rule 6c-11, the Trust has removed the word “absolute” from the introductory portion of the aforementioned sentence. In addition, the provisions under romanettes (ii), (iv), and (vi) have been removed. As a result, the Trust believes the remaining language is consistent with Rule 6c-11.

*     *     *

If you have any questions regarding the above responses, please do not hesitate to contact me at (856) 292-8331 or mp@pell-law.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, Esq.
Trust Counsel